AMENDMENT TO
NOTE PURCHASE AGREEMENT

THIS AMENDMENT TO THE NOTE PURCHASE AGREEMENT (this "**Amendment**") is dated as of February <>, 2013, among STUDENT TRANSPORTATION OF AMERICA, INC., a Delaware corporation (the "**Issuer**"), STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC. ("**Holdings**"), a Delaware corporation, STUDENT TRANSPORTATION INC. f/k/a STUDENT TRANSPORTATION OF AMERICA LTD. ("**Parent**"), an Ontario corporation and SUN LIFE ASSURANCE COMPANY OF CANADA, a company governed by the *Insurance Companies Act* of Canada ("**Sun Life**"), LONDON LIFE INSURANCE COMPANY, a corporation existing under the *Insurance Companies Act* of Canada ("**London Life**"), those persons from time to time entered into the register as holders of the Notes by proper endorsement and delivery (each a "**Noteholder** and collectively the "**Noteholders**") and COMPUTERSHARE TRUST COMPANY, N.A., a national trust company, as trustee (in such capacity, the "**Trustee**").

PRELIMINARY STATEMENTS

A. The Issuer, Holdings, Parent, the Noteholders and the Trustee have heretofore entered into that certain Note Purchase Agreement, dated as of December 14, 2006, as amended pursuant to amendments dated July 23, 2007, August 11, 2008, February 18, 2009, October 2, 2009, June 1, 2010, November 10, 2011, March 27, 2012 and October 3, 2012 and as otherwise amended from time to time to the date hereof (the "**Note Purchase Agreement**");

B. The Issuer, Holdings and Parent have asked the Noteholders and the Trustee to amend certain provisions of the Note Purchase Agreement, and the Noteholders and the Trustee are willing to do so on the terms and conditions set forth in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, the terms and conditions contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1 Use of Defined Terms. Unless otherwise defined or the context otherwise requires, terms for which meanings are provided in the Note Purchase Agreement shall have such meanings when used in this Amendment.

ARTICLE II
AMENDMENTS

Section 2.1. Section 10.1 of the Note Purchase Agreement is hereby deleted in its entirety and replaced with the following Section 10.1:

"10.1 **Senior Leverage Ratio.**

Parent shall maintain, on a consolidated basis, a Senior Leverage Ratio for the immediately preceding four fiscal quarters of not more than (a) 3.00 to 1.00 for each fiscal quarter of the Parent to and including its fiscal quarter ending March 31, 2015, and (b) 2.75 to 1.00 for each of its fiscal quarters thereafter."

Section 2.2. Section 10.2 of the Note Purchase Agreement is hereby deleted in its entirety and replaced with the following Section 10.2:

"10.2 **Total Leverage Ratio.**

Parent shall maintain, on a consolidated basis, a Total Leverage Ratio for the immediately preceding four fiscal quarters of not more than (a) 5.00 to 1.00 for each fiscal quarter of the Parent to and including its fiscal quarter ending March 31, 2015, and (b) 4.75 to 1.00 for each of its fiscal quarters thereafter."

Section 2.3. Section 11.1 of the Note Purchase Agreement is hereby amended by inserting the phrase "(other than the Permitted Distributions)" on the second line thereof following the phrase "any Distribution".

Section 2.4. Section 11.2 of the Note Purchase Agreement is hereby amended by inserting the phrase "(other than Permitted Debt)" on the fourth line thereof following the phrase "with respect to any Senior Indebtedness".

Section 2.5. Section 11.7 of the Note Purchase Agreement is hereby deleted in its entirety and replaced with the following Section 11.7:

"11.7 **Limitation on Creation of Subsidiaries.**

Parent will not, nor will it permit Newco to, create any new direct Subsidiaries or acquire any direct ownership in any divisions or Subsidiaries. For greater certainty, the foregoing sentence will apply only to Parent and Newco and will not apply to any Subsidiaries of Parent, including Holdings and any Subsidiaries of Holdings (but for greater certainty excluding Newco). The Note Purchase Parties and their Subsidiaries shall not create or acquire any new Subsidiary unless the requirements of Section 9.11 have been, or simultaneously with the creation or acquisition of any such Subsidiary will be, satisfied.

Section 2.6. The definition of *"Convertible Note Indenture"* appearing in Schedule B to the Note Purchase Agreement is hereby amended in its entirety and as so amended shall read as follows:

"Convertible Note Indenture" means each Indenture among the Parent and/or Newco, as applicable, and the trustee party thereto pursuant to which any of the Convertible Notes have been issued. Each reference to the *"Convertible Note Indenture"* shall be deemed a reference to each Convertible Note Indenture individually or all Convertible Note Indentures, as the context may requires.

Section 2.7. The definition of *"Convertible Notes"* appearing in Schedule B to the Note Purchase Agreement is hereby amended in its entirety and as so amended shall read as follows:

"Convertible Notes" means (i) the convertible senior unsecured subordinated notes of the Parent (A) issued on June 21, 2010 in an aggregate principal amount of CAN$50,000,000, having a maturity date of June 30, 2015, with no amortization and bearing interest at 6.75% per annum and (B) issued on June 7, 2011 in an aggregate principal amount of $60,000,000 (the **"U.S. Convertible Notes"**), having a maturity date of June 30, 2018, with no amortization and bearing interest at 6.25% per annum and (ii) substantially concurrent with the redemption of the U.S. Convertible Notes, the Newco Convertible Notes. Each reference to the "Convertible Notes" shall be deemed a reference to each Convertible Note individually or all Convertible Notes, as the context may require and shall include any replacement, renewal, refinancing or extension thereof that (i) does not exceed the aggregate principal amount of the Convertible Notes being replaced, renewed, refinanced or extended, (ii) contains terms substantially identical (except for interest rate) to the Convertible Notes being replaced, renewed, refinanced or extended and (iii) does not bear interest at a rate per annum in excess of the rate borne by the Convertible Notes being replaced, renewed, refinanced or extended.

Section 2.8. Schedule B to the Note Purchase Agreement is hereby amended by inserting the following definitions in their appropriate alphabetical location:

"Newco" means the to be created subsidiary of Holdings under the laws of a Canadian province established for the purpose of issuing the Newco Convertible Notes.

"Newco Note" means that certain unsecured subordinated note issued by Holdings in favor of Newco in connection with the issuance of the Newco Convertible Notes in an aggregate principal amount of $60,000,000 having a maturity date of June 30, 2018, with no amortization and bearing interest at 6.375% per annum.

"Newco Convertible Notes" means the convertible senior unsecured subordinated notes to be issued by Newco in an aggregate principal amount of $60,000,000 having a maturity date of June 30, 2018, with no amortization and bearing interest at 6.25% per annum and otherwise on substantially the same terms as the U.S. Convertible Notes.

"Permitted Debt" means the Newco Note and, in connection with the issuance of the Newco Convertible Notes, an intercompany note from Holdings to the Parent to permit the

Parent to redeem the entire aggregate principal amount of the U.S. Convertible Notes which shall be repaid concurrently with the redemption of the U.S. Convertible Notes.

"Permitted Distributions" means in connection with the issuance of the Newco Convertible Notes, (i) the capital distribution to be made by Holdings in favour of the Parent which distribution will be evidenced by a note payable to the Parent, and (ii) the redemption of the U.S. Convertible Notes.

Section 2.9. Schedule 5.4 to the Note Purchase Agreement is hereby deleted in its entirety and replaced with Schedule 5.4 attached hereto.

Section 2.10. Schedule 5.8 to the Note Purchase Agreement is hereby deleted in its entirety and replaced with Schedule 5.8 attached hereto.

ARTICLE III
REPRESENTATIONS AND WARRANTIES

Section 3.1. Note Purchase Agreement Representations. In order to induce the Noteholders and the Trustee to enter into this Amendment, the Issuer, Holdings and Parent (collectively, the "**Companies**" and individually a "**Company**") hereby reaffirm, as of the date hereof, its representations and warranties contained in Section 5 of the Note Purchase Agreement and additionally represents and warrants to the Trustee and each Noteholder as set forth in this Article III.

Section 3.2. Organization; Power and Authority. Each Company is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, and is duly qualified as a foreign corporation or limited liability company and is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Company has the corporate and/or limited liability company power and authority to own or hold under lease the properties it purports to own or hold under lease, to transact the business it transacts and proposes to transact, to execute and deliver this Amendment and to perform the applicable provisions of the Note Purchase Agreement and this Amendment.

Section 3.3. Due Authorization, Non-Contravention, etc. The execution, delivery and performance by each of the Companies of this Amendment are within the Issuer's, Holdings' and Parent's powers, have been duly authorized by all necessary corporate action, and do not:

(a) contravene any Company's constituent documents;

(b) contravene any contractual restriction, law or governmental regulation or court decree or order binding on or affecting any of the Companies; or

(c) result in, or require the creation or imposition of, any Lien on any Company's property.

Section 3.4. Government Approval, Regulation, etc. No authorization or approval or other action by, and no notice to or filing with, any governmental authority or regulatory body or other Person is required for the due execution, delivery or performance by each of the Companies of this Amendment.

Section 3.5. Validity, etc. Each Company has duly executed and delivered this Amendment. This Amendment constitutes the legal, valid and binding obligation of each of the Companies enforceable against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance or similar laws affecting creditors' rights generally and general principles of equity (regardless of whether the application of such principles is considered in a proceeding in equity or at law).

Section 3.6. Default. No Default or Event of Default under the Note Purchase Agreement as amended by this Amendment has occurred and is continuing or could reasonably be expected to occur as a result of the Redemption (except as expressly waived herein).

ARTICLE IV
EFFECTIVENESS

Section 4.1 Effectiveness. This Amendment shall not become effective until the Noteholders shall have received the following all in form and substance satisfactory to the Noteholders:

(a) this Amendment shall have been duly executed and delivered to the Trustee and each of the Noteholders by each of the Companies;

(b) a fully executed fourth amendment to the third amended and restated credit agreement between, inter alia, the Issuer, Holdings, BMO Harris Bank N.A., and the financial institutions party thereto as lenders dated as of February 4, 2011, as amended from time to time, in form and substance satisfactory to the Noteholders;

(c) the Trustee and the Noteholders shall have received a joinder agreement duly executed and delivered to the Trustee and each of the Noteholders by Student Transportation of Nebraska, Inc. (**"Nebraska"**);

(d) the representations and warranties of the Companies herein and of the Note Purchase Parties in the Note Purchase Agreement shall be true and correct;

(e) no Default or Event of Default shall have occurred and be continuing;

(f) each Company and Nebraska shall have each delivered to the Noteholders a certificate, in form and content satisfactory to the Noteholders, certifying as to and attaching copies of (i) the certificate of incorporation, and any amendments thereto (or, if applicable, confirmation that no amendments have been made to the articles previously delivered to the Noteholders), (ii) the bylaws, and any amendments thereto (or, if applicable, confirmation that no amendments have been made to the bylaws previously delivered to the Noteholders) and (iii) resolutions authorizing this

Amendment and the joinder agreement. Such certificate shall include a certified copy of a recent good standing certificate from the applicable jurisdictions of incorporation. Such certificate shall also include a statement regarding the incumbent officers of each entity executing the Amendment or the agreements referred to herein and certification of such incumbent's signature, and any other corporate proceedings relating to the authorization, execution and delivery of this Amendment, the joinder agreement and any documents or instruments relating thereto;

(g) the Noteholders shall have received a certificate demonstrating to the Noteholders' satisfaction that (a) since December 31, 2012, there has been no change in the condition (financial or otherwise) of the Issuer and its Subsidiaries, taken as a whole, or the Parent and its Subsidiaries, taken as a whole, except those occurring in the ordinary course of business, none of which individually or in the aggregate could reasonably be expected to have a Material Adverse Effect, (b) Adjusted EBITDA for the twelve (12) calendar month period ended December 31, 2012 is not less than $60,000,000 and (c) the Total Leverage Ratio for the same twelve (12) calendar month period is less than 3.75 to 1.0 and the Senior Leverage Ratio for the same twelve (12) calendar month period is less than 2.25 to 1.0;

(h) with respect to Nebraska only, the Noteholders shall have received customary tax, lien and judgment searches satisfactory to the Noteholders, or their counsel, in their sole discretion;

(i) the Noteholders shall have received authorization to file and shall have received duly and properly filed renewals for UCC-1 financing statements in the applicable jurisdictions necessary to perfect the Noteholders' security interests against Nebraska under the Security Documents;

(j) the Noteholders shall have received payment of the Amendment Fee; and

(k) the Trustee and the Noteholders shall have received all such other certificates, documents, opinions, and information reasonably requested by any of them.

Section 4.2 Conditions Subsequent. Each of the Companies hereby agrees that on or prior to August 30, 2013 (or such later date as shall be agreed to by the Noteholders), with respect to Nebraska only, the Noteholders shall have received opinions, in form and content satisfactory to the Noteholders or their counsel, from Thompson Coburn LLP, counsel to Nebraska, in respect of the joinder agreement.

ARTICLE V
MISCELLANEOUS PROVISIONS

Section 5.1. Fees, Costs and Expenses. In consideration of the Noteholders' agreement to the provisions of this Amendment, the Issuer agrees to pay to the Noteholders a fee (the "**Amendment Fee**") in connection with the completion of this Amendment equal to US$52,500 (payable US$30,000 to Sun Life and US$22,500 to London Life). The Issuer agrees to pay the Amendment Fee on the date hereof, and further agrees to pay all costs and expenses of or incurred by the Trustee and the

Noteholders in connection with the negotiation, preparation, execution and delivery of this Amendment, including the fees and expenses of counsel for the Trustee and the Noteholders.

Section 5.2. Ratification of and References to the Note Purchase Agreement. Except as expressly set forth herein, the Note Purchase Agreement, the Notes and each other Security Document is hereby ratified, approved and confirmed in each and every respect. Each of the Companies hereby acknowledges and agrees that (i) the Liens created and provided for by the Security Documents continue to secure, among other things, the Obligations arising under the Note Purchase Agreement and the Notes, each as amended hereby; and (ii) the Security Documents and the rights and remedies of the Trustee thereunder, the obligations of each of the Companies thereunder, and the Liens created and provided for thereunder, remain in full force and effect and shall not be affected, impaired or discharged hereby. Nothing herein contained shall in any manner affect or impair the priority of the Liens and security interests created and provided for by the Security Documents as to the indebtedness which would be secured thereby prior to giving effect to this Amendment. Reference to this specific Amendment need not be made in the Note Purchase Agreement, the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Note Purchase Agreement, any reference in any of such items to the Note Purchase Agreement or a Note being sufficient to refer to the Note Purchase Agreement or such Note, as applicable, as amended hereby.

Section 5.3. Headings. The various headings of this Amendment are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

Section 5.4. Execution in Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single agreement. Counterparts may be executed and delivered in original, facsimile or portable document format (pdf) form to the other parties hereto and the parties hereto agree to accept any such executed counterparts as original signed versions of this Amendment.

Section 5.5. Governing Law. THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF ILLINOIS.

Section 5.6. Continued Effectiveness. Nothing contained in this Amendment shall be deemed to be a waiver by the Trustee or the Noteholders of compliance by any Company of any covenant or agreement contained in, or a waiver of any Default or Event of Default under, the Note Purchase Agreement or applicable Security Document and each of the parties hereto agree that the Note Purchase Agreement as amended by this Amendment shall remain in full force and effect.

Section 5.7. Benefit of the Agreement. This Amendment shall enure to the benefit of and be binding upon each of the Companies, the Trustee and the Noteholders and their respective successors and permitted assigns.

Section 5.8. Invalidity of any Provisions. Any provision of this Amendment which is prohibited by the laws of any jurisdiction shall, as to such jurisdiction, be ineffective only to the extent of such

prohibition in such jurisdiction without invalidating the remaining terms and provisions hereof and no such invalidity shall affect the obligation of the Companies to pay the Obligations in full.

Section 5.9. *Further Assurances.* Each of the parties hereto agrees to execute and deliver or cause to be executed and delivered all such instruments and to take all such action as the other party may reasonably request, and at the expense of such other party in order to more fully effectuate and accomplish the intent and purposes of and to carry out the terms of this Amendment.

Section 5.10. *Consent to Jurisdiction.* Each of the Companies hereby irrevocably submits to the non-exclusive jurisdiction of the courts of the State of Illinois in respect of any action, suit or proceeding arising out of or relating to the Note Purchase Agreement or this Amendment and hereby irrevocably agrees that all claims in respect of any such action, suit or proceeding may be heard and determined in any such court. Each of the Companies hereby irrevocably waives, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. Each of the Companies agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in another jurisdiction by suit on the judgment or in any other manner provided by law. Nothing in this Section shall affect the right of the Trustee or any Noteholder to bring any suit, action or proceeding against the Companies (or any one or more of them) or their respective assets in the courts of any other jurisdiction.

Section 5.11. *Time of the Essence.* Time shall be of the essence in this Amendment in all respects.

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IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed and delivered by their respective duly authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.

By: [signature]
Name: Denis Gallagher
Title: CEO

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.

By: [signature]
Name: Denis Gallagher
Title: CEO

STUDENT TRANSPORTATION INC.

By: [signature]
Name: Denis Gallagher
Title: CEO

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

[Amendment to Note Purchase Agreement]

IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed and delivered by their respective duty authorized officers as of the day and year first above written.

STUDENT TRANSPORTATION OF AMERICA, INC.

By: ____________________
Name:
Title:

STUDENT TRANSPORTATION OF AMERICA HOLDINGS, INC.

By: ____________________
Name:
Title:

STUDENT TRANSPORTATION INC.

By: ____________________
Name:
Title:

COMPUTERSHARE TRUST COMPANY N.A., as Trustee

Per: ____________________
Name: John M. Wahl
Title: Corporate Trust Manager

Per: ____________________
Name: Rose Stroud
Title: Trust Officer

SUN LIFE ASSURANCE COMPANY OF CANADA, as a Noteholder

Per: ______________________
Name:
Title:

Per: ______________________
Name:
Title:

LONDON LIFE INSURANCE COMPANY, as a Noteholder

Per: ______________________
Name: Michael Schroeter
Title: Authorized Signatory

Per: ______________________
Name: Robert J. T. Barnes
Title: Authorized Signatory

TRUSTEE

COMPUTERSHARE TRUST COMPANY, N.A.

By: ______________________
Name: John M. Wahl
Title: Corporate Trust Manager

STUDENT TRANSPORTATION OF AMERICA, INC.

By: ______________________
Name: PATRICK J. WALKER
Title: CFO

STUDENT TRANSPORTATION OF NEBRASKA, INC.

By: ______________________
Name: PATRICK J. WALKER
Title: CFO